UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38409

Mogo Inc.
(formerly Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: April 28, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

2

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

Mogo Inc. (the “Company”) will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020, which provides for the conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”), to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company closed its corporate offices and requested that all employees work remotely. Restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its Annual Report in time to be filed by the original due date of April 30, 2020. The Company expects, in reliance on the Order, to file its Annual Report with the SEC no later than June 12, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in Annual Report:

The duration and impact of the COVID-19 pandemic are unknown at this time.

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak are unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

3